Exhibit 99.1

DOMTAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED EARNINGS	Three months ended September 30		From January 1 to March 6, 2007	From March 7 to September 30, 2007	Nine months ended September 30
	2007	2006			2007	2006
(In millions of Canadian dollars, unless otherwise noted)
	(Unaudited)
	$	$	$	$	$	$
			Note 3		Combined Note 1

Sales	910	1,013	684	2,088	2,772	3,050
Operating expenses
Cost of sales	761	828	564	1,753	2,317	2,635
Selling, general and administrative	46	48	85	111	196	144
Amortization	51	71	51	113	164	212

	858	947	700	1,977	2,677	2,991

Operating income (loss) from continuing operations	52	66	(16)	111	95	59
Financing expenses	21	36	24	49	73	111

Earnings (loss) from continuing operations before income taxes	31	30	(40)	62	22	(52)
Income tax expense (recovery)	16	8	(8)	35	27	(24)

Earnings (loss) from continuing operations	15	22	(32)	27	(5)	(28)
Earnings (loss) from discontinued operations	—	16	(1)	—	(1)	33

Net earnings (loss)	15	38	(33)	27	(6)	5

CONSOLIDATED RETAINED EARNINGS	Three months ended September 30		From January 1 to March 6, 2007	From March 7 to September 30, 2007	Nine months ended September 30
	2007	2006			2007	2006
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	$	$	$	$	$	$
			Note 3		Combined Note 1
Retained earnings (deficit) at beginning of period	11	(53)	308	275	308	(19)
Comprehensive revaluation (Note 3)	—	—	—	(275)	(275)	—
Net earnings (loss)	15	38	(33)	27	(6)	5
Dividends on preferred shares	—	—	—	(1)	(1)	(1)
Discount on purchase for cancellation of preferred shares	—	1	—	—	—	1

Retained earnings (deficit) at end of period	26	(14)	275	26	26	(14)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

DOMTAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

	As at
CONSOLIDATED BALANCE SHEETS (Note 3)	September 30 2007	December 31 2006
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	46	649
Receivables	181	305
Receivables from related parties (Note 9)	65	—
Inventories	506	575
Prepaid expenses	12	14
Income and other taxes receivable	12	18
Future income taxes	43	45

	865	1,606
Property, plant and equipment	3,002	3,044
Assets held for sale	—	24
Goodwill	125	6
Long-term advances to related parties (Note 9)	649	—
Intangibles	30	—
Other assets	85	275

	4,756	4,955

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	55	62
Trade and other payables	443	533
Payables to related parties (Note 9)	3	—
Income and other taxes payable	22	20
Long-term debt due within one year	1	2

	524	617
Long-term debt (Note 5)	1,681	1,889
Future income taxes	363	285
Other liabilities and deferred credits	309	223
Contingencies (Note 10)
Shareholders’ equity
Preferred shares	28	32
Common shares	1,837	1,788
Contributed surplus	—	15
Retained earnings	26	308
Accumulated other comprehensive loss	(12)	(202)

	1,879	1,941

	4,756	4,955

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

DOMTAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOWS	Three months ended September 30		From January 1 to March 6 2007	From March 7 to September 30 2007	Nine months ended September 30
(In millions of Canadian dollars, unless otherwise noted)	2007	2006			2007	2006
	(Unaudited)
	$	$	$	$	$	$
			Note 3		Combined Note 1
Operating activities
Earnings (loss) from continuing operations	15	22	(32)	27	(5)	(28)
Non-cash items:
Amortization of property, plant and equipment	51	71	51	113	164	212
Future income taxes	15	6	(8)	31	23	(28)
Other	(2)	(9)	4	(12)	(8)	(8)

	79	90	15	159	174	148

Changes in working capital and other items
Receivables	(51)	(31)	113	(47)	66	(23)
Inventories	11	(9)	(6)	53	47	51
Prepaid expenses	6	(5)	—	3	3	(12)
Trade and other payables	(14)	19	(99)	(16)	(115)	(71)
Income and other taxes	2	5	4	4	8	6
Difference between employer contributions and pension cost	(23)	3	(7)	(37)	(44)	1
Other	(1)	(7)	9	(14)	(5)	(10)

	(70)	(25)	14	(54)	(40)	(58)

Cash flows provided from operating activities of continuing operations	9	65	29	105	134	90

Investing activities
Additions to property, plant and equipment	(19)	(29)	(15)	(50)	(65)	(73)
Proceeds from disposals of property, plant and equipment	1	4	—	2	2	6
Increase in long-term advances to related parties (Note 9)	4	—	—	(649)	(649)	—
Other	3	1	—	1	1	(3)

Cash flows used for investing activities of continuing operations	(11)	(24)	(15)	(696)	(711)	(70)

Financing activities
Dividend payments	—	—	—	(1)	(1)	(1)
Change in bank indebtedness	9	4	17	(28)	(11)	41
Change in revolving bank credit, net of expenses	—	(75)	—	(1)	(1)	(70)
Repayment of long-term debt	—	—	(1)	(1)	(2)	(1)
Common shares issued, net of expenses	—	1	2	—	2	3
Redemptions of preferred shares	(1)	(1)	—	(5)	(5)	(2)
Other	—	—	(1)	(1)	(2)	—

Cash flows provided from (used for) financing activities of continuing operations	8	(71)	17	(37)	(20)	(30)

Cash flows from discontinued operations
Operating activities	—	16	—	(22)	(22)	27
Investing activities	—	(6)	—	22	22	(20)
Financing activities	—	(13)	—	—	—	(16)

Cash flows used for discontinued operations	—	(3)	—	—	—	(9)

Net increase (decrease) in cash and cash equivalents	6	(33)	31	(628)	(597)	(19)
Translation adjustments related to cash and cash equivalents	(3)	1	—	(6)	(6)	(2)
Cash and cash equivalents at beginning of period	43	94	649	680	649	83

Cash and cash equivalents at end of period	46	62	680	46	46	62

Cash and cash equivalents at end of period, related to:
Continuing operations	46	57	680	46	46	57
Discontinued operations	—	5	—	—	—	5

Cash and cash equivalents at end of period	46	62	680	46	46	62

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

DOMTAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended September 30		From January 1 to March 6 2007	From March 7 to September 30 2007	Nine months ended September 30
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	2007	2006			2007	2006
(In millions of Canadian dollars, unless otherwise noted)			(Unaudited)
	$	$	$	$	$	$
					Combined
			Note 3		Note 1
Net earnings (loss)	15	38	(33)	27	(6)	5
Other comprehensive income
Foreign currency translation adjustments	—	—	(5)	(12)	(17)	—

Comprehensive income (loss)	15	38	(38)	15	(23)	5

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME	March 6 2007	Fresh start adjustments 2007	Opening March 7 2007	September 30 2007	December 31 2006
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	$	$	$	$	$
	Note 3
Accumulated other comprehensive (loss) income
Accounting change – financial instruments, net of income tax (recovery) expense of $2 million	(5)	5	—	—	—
Foreign currency translation adjustments	(207)	207	—	(12)	(202)

Accumulated other comprehensive (loss) income	(212)	212	—	(12)	(202)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE I.

BASIS OF PRESENTATION

Domtar Inc. is an indirect wholly-owned subsidiary of Domtar Corporation. Domtar Corporation was organized under the laws of the State of Delaware on August 16, 2006, and was, until March 7, 2007, a wholly-owned subsidiary of Weyerhaeuser Company. Domtar Corporation is a holding company organized for the sole purpose of holding the Weyerhaeuser Fine Paper Business and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. (“Domtar”). Domtar Corporation had no operations prior to March 7, 2007.

On August 22, 2006, Weyerhaeuser Company and certain wholly-owned subsidiaries entered into an agreement with Domtar providing for:

•	A series of transfers and other transactions resulting in the Weyerhaeuser Fine Paper Business becoming wholly-owned by Domtar Corporation;

•	The distribution of shares of Domtar Corporation to Weyerhaeuser shareholders; and

•	The combination of Domtar with Domtar Corporation.

The transaction (“Transaction”) was consummated on March 7, 2007. In conjunction with the Transaction and in accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities (“CICA 1625”), Domtar undertook a comprehensive revaluation (or “Push Down”) of the assets and liabilities as at March 7, 2007. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly, certain amounts in the prior periods are not directly comparable. See Note 3 for comprehensive revaluation of assets and liabilities.

The accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), contain all adjustments necessary to present fairly Domtar’s financial position as at September 30, 2007 as well as results of operations and the cash flows from March 7 to September 30, 2007. While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements and notes.

Domtar’s combined statement of consolidated earnings, retained earnings, cash flows and comprehensive income for the period ended September 30, 2007 represent the combination of the consolidated earnings, retained earnings, cash flows and comprehensive income from January 1, 2007 to March 6, 2007 (period prior to the application of fresh start reporting) and the consolidated earnings, retained earnings, cash flows and comprehensive income from March 7, 2007 to September 30, 2007 (period that reflects the application of fresh start reporting). Such combined consolidated earnings, retained earnings, cash flows and comprehensive income along with the comparative nine-month period ended September 30, 2006 and the consolidated balance sheet and accumulated other comprehensive income as at December 31, 2006 are for illustrative purposes and are provided for the convenience of the reader only. As a result of the application of fresh start reporting that started on March 7, 2007, the financial condition and results of operations and the financial position following that date are not comparable to those prior to that date. The financial condition and results of operations for the period from January 1, 2007 to March 6, 2007 and the financial condition and results of operations for the period from March 7, 2007 to September 30, 2007 with the comparative nine-month period should not be viewed as a continuum since they were prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

As of the date of the Transaction, Domtar adopted all of Domtar Corporation’s accounting policies, other than the last-in, first-out method (LIFO) used by Domtar Corporation to cost certain U.S. raw materials, in-process and finished goods inventories. Prior period financial information has not been restated to reflect the impact of this change in accounting policy. Accordingly, certain amounts in the prior periods are not directly comparable.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 2.

ACCOUNTING CHANGES

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506 “Accounting Changes.” The new standard, effective January 1, 2007, allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information and requires changes in accounting policy to be applied retrospectively unless doing so is impracticable. The initial adoption of this section had no significant impact on the consolidated financial statements under Canadian GAAP.

FINANCIAL INSTRUMENTS

In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” The Corporation adopted the provisions of these sections on January 1, 2007.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Under this new statement:

•

All financial assets and liabilities are carried at fair value in the consolidated balance sheet, except loans and receivables, investments held-to-maturity and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on trading financial assets and liabilities are recognized immediately in the consolidated statement of income while unrealized gains and losses on financial assets that are available for sale are recognized in other comprehensive income until their realization, after which these amounts are recognized in the consolidated statement of income.

•

All derivative financial instruments are carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not closely related to the host contract.

HEDGES

Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under this new statement:

•

In a fair value hedge, hedging activities are carried at fair value, with changes in fair value recognized in the consolidated statement of income. The changes in the fair value of the hedged item attributable to the hedged risk is also recorded in consolidated income by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 2. ACCOUNTING CHANGES (CONTINUED)

•

In a cash flow hedge, the changes in fair value of derivative financial instruments is recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of income in the periods in which results are affected by the cash flows of the hedged item.

•	Hedges of net investments in self-sustaining foreign operations are treated in a manner similar to cash flow hedges.

•	Any hedge ineffectiveness is recorded in the consolidated statement of income.

COMPREHENSIVE INCOME

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.

On January 1, 2007, the initial adoption of these standards resulted in a decrease in other assets of $26 million, an increase in future income tax assets of $2 million, a decrease in other long-term liabilities and deferred credits of $5 million, a decrease in long-term debt of $14 million and an accumulated other comprehensive loss of $5 million.

UNCERTAINTY IN INCOME TAXES

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). This interpretation, which Domtar adopted on January 1, 2007, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. Domtar adopted this Interpretation in conjunction with the fresh start reporting and the adoption of the accounting policies of Domtar Corporation (other than LIFO). Domtar considers FIN 48 is an appropriate source of Canadian GAAP under Section 1100, “Generally Accepted Accounting Principles.” The adoption of FIN 48 was not reflected as a change in accounting policy with retrospective adjustment of retained earnings nor were comparative amounts for prior periods restated given the fresh start reporting on March 7, 2007. The initial adoption of this Interpretation had no significant impact on the consolidated financial statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

INVENTORIES

In March 2007, the Accounting Standards Board (“AcSB”) approved Handbook Section 3031 “Inventories.” The standard provides guidance on the determination of cost and the subsequent recognition as an expense, including any write-down to net realizable value. The standard also permits the reversal of previous write-downs when there is a subsequent increase in the value of inventories. Finally, the standard provides guidance on the cost formulas that are used to assign costs to inventories and requires the consistent use of inventory policies by type of inventory with similar nature and use. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier adoption encouraged. An entity may either apply this standard to the opening inventory for the period and adjust opening retained earnings by the difference in the measurement of opening inventory and prior periods are not restated; or an entity may apply this standard retrospectively and restate prior periods in accordance with Handbook Section 1506 “Accounting Changes.” Domtar does not expect the adoption of this standard to have a material impact on the consolidated financial position or results of operations.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 3.

COMPREHENSIVE REVALUATION

Following the consummation of the Transaction described in Note 1, Domtar applied fresh start reporting on March 7, 2007. In the case of an enterprise acquisition, the application of push-down accounting results in comparable accounting to that which would result had the acquirer either purchased the assets and assumed the liabilities of the enterprise directly or established a new legal entity to hold the assets and assume the liabilities of the acquired enterprise and to continue the operations. As a result, the financial condition and results of operations reflect the accounting activities before and after the Transaction, being the period from January 1, 2007 to March 6, 2007 and the period from March 7, 2007 to September 30, 2007, respectively. All assets and liabilities have been reported at fair values, except for future income taxes, which are reported in accordance with the CICA Handbook Section 3465: “Income Taxes.”

The fair values of the assets and liabilities have been based on Management’s best estimates at March 7, 2007. Domtar is in the process of completing the valuation of certain assets and liabilities. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include stores inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill and future income taxes.

Domtar Corporation has refined its preliminary purchase price allocation presented in its first quarter financial statements to reflect the impact of the restructuring measures described in Note 4 and the agreement in principle for the sale of substantially all of its Wood business as described in Note 11 on the fair values of the assets acquired and liabilities assumed. As a result, Domtar has revised its valuation of certain assets and liabilities as of the date of the application of push-down accounting. As such, inventories decreased by $8 million, property, plant and equipment increased by $95 million, trade and other payables increased by $22 million, other liabilities and deferred credits increased by $6 million and deferred income tax liability – non current increased by $15 million. This resulted in a $44 million decrease in goodwill.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 4.

CLOSURE AND RESTRUCTURING COSTS

On July 31, 2007, Domtar announced that it will permanently close two paper machines, one situated at the Woodland, Maine paper mill and another at the Port Edwards, Wisconsin paper mill as well as the mill in Gatineau, Quebec and the converting center in Ottawa, Ontario. In total, these closures will result in the permanent curtailment of approximately 284,000 tons of paper capacity per year and will affect approximately 430 employees.

The closure and restructuring cost provision identified below relates to operations and activities of Domtar, which was acquired by Domtar Corporation on March 7, 2007 and was part of a plan that had begun to be assessed and formulated by management at that date. As a result, these costs represent assumed liabilities and costs incurred as of the acquisition date and were treated as part of the purchase price allocation in accordance with EIC-114:”Liability Recognition for Costs Incurred on Purchase Business Combinations.” These closures also impacted the fair value of certain property, plant and equipment as part of Domtar purchase price allocation.

At September 30, 2007, the closure and restructuring cost provision related to the above plan was $21 million, relating entirely to the Papers segment.

The following table provides the components of all closure and restructuring cost provisions:

As at September 30 2007
(Unaudited)
$
Labor costs	12
Environmental liabilities	6
Contract termination costs	3

Balance, end of period	21

Other costs related to the above closures expected to be incurred over 2007 and 2008 include $2 million for training, relocation, outplacement and security costs. These costs will be expensed as incurred. As at September 30, 2007, $1 million has been incurred to date.

Closure and restructuring costs are based on management’s best estimates as at September 30, 2007. Although Domtar does not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further write-downs may be required in future periods.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 5.

LONG-TERM DEBT

BANK FACILITY

On March 7, 2007, Domtar, along with the parent Domtar Corporation, entered into a new credit agreement, which consist of a seven-year senior secured term loan, of US$800 million, borrowed by Domtar Corporation, and a five-year US$750 million secured revolving credit facility of which Domtar can borrow a maximum US$150 million. The unsecured revolving credit facility of US$600 million in favour of Domtar that was due to expire in 2010, was cancelled.

Domtar’s obligations are guaranteed by the subsidiaries as well as by Domtar Corporation and the subsidiaries, subject to agreed exceptions.

The obligations of Domtar in respect of the senior secured credit facilities are secured by all of the equity interests of Domtar Corporation’s subsidiaries, subject to certain exceptions, and a perfected first priority security interest in substantially all of Domtar Corporation’s and the U.S. subsidiaries’ tangible and intangible assets (other than the U.S. subsidiaries of Domtar). Lenders to Domtar Corporation, under the senior secured credit facilities, share this security package, subject to certain exceptions.

In addition, the obligations of Domtar are secured by the Canadian inventory of Domtar.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 6.

STATED CAPITAL

EQUITY AWARDS

Domtar’s common shares under the Restricted Stock Plan as well as each outstanding grant of deferred share units and each outstanding grant of performance share units with respect to Domtar common shares were exchanged, on a one-for-one basis and on the same terms and conditions, for awards of Domtar Corporation common shares.

Options granted under the Executive Stock Option Plan, whether vested or unvested, were exchanged on the same terms and conditions for an option to purchase a number of shares of common stock of Domtar Corporation equal to the number of Domtar common shares or of equivalent value determined using the Black-Scholes option-pricing model, depending if the exercise price was higher, equal or less than the market value at the time of the exchange.

EMPLOYEE SHARE PURCHASE PLANS

The Employee Share Purchase Plans have been terminated in February 2007.

NOTE 7.

DEFINED BENEFIT PLANS AND

OTHER EMPLOYEE FUTURE BENEFIT PLANS

	Three months ended September 30		From January 1 to March 6 2007	From March 7 to September 30 2007	Nine months ended September 30
	2007	2006			2007	2006
	(Unaudited)
	$	$	$	$	$	$
			Note 3		Combined Note 1
Net periodic benefit cost for defined benefit plans	10	16	7	20	27	45
Net periodic benefit cost for other employee future benefit plans	1	2	1	4	5	7

In conjunction with a partial wind-up declared in 2006 related to the pension plans of Domtar, an estimated amount of $234 million of plan assets and liabilities is expected to be settled from the pension funds in 2007 and 2008. Domtar will be required to make an augmented contribution to the plan in that year in the amount of approximately $38 million, of which $15 million was paid during the third quarter. The remaining amount will be paid in the fourth quarter. This augmented contribution does not have an impact on the expense of the period.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 8.

SEGMENTED DISCLOSURES

Domtar operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	PAPERS – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•

PAPER MERCHANTS – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers and certain industrial products.

•	WOOD – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

Domtar evaluates performance based on operating income, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

SEGMENTED DATA	Three months ended September 30		From January 1 to March 6, 2007	From March 7 to September 30, 2007	Nine months ended September 30
	2007	2006			2007	2006
	(Unaudited)
	$	$	$	$	$	$
			Note 3		Combined Note 1
Sales from continuing operations
Papers	646	725	501	1,476	1,977	2,130
Paper Merchants	260	260	184	597	781	793
Wood	73	107	58	182	240	385

Total for reportable segments	979	1,092	743	2,255	2,998	3,308
Intersegment sales – Papers	(59)	(66)	(53)	(142)	(195)	(217)
Intersegment sales – Paper Merchants	—	—	—	(1)	(1)	—
Intersegment sales – Wood	(10)	(13)	(6)	(24)	(30)	(41)

Consolidated sales from continuing operations	910	1,013	684	2,088	2,772	3,050

Amortization of property, plant and equipment from continuing operations
Papers	47	61	44	101	145	183
Paper Merchants	—	1	1	—	1	2
Wood	4	9	6	12	18	27

Consolidated amortization of property, plant and equipment from continuing operations	51	71	51	113	164	212

Operating income (loss) from continuing operations
Papers	56	75	32	132	164	74
Paper Merchants	7	3	2	14	16	10
Wood	(11)	(17)	(13)	(30)	(43)	(32)

Total for reportable segments	52	61	21	116	137	52
Corporate	—	5	(37)	(5)	(42)	7

Consolidated operating income (loss) from continuing operations	52	66	(16)	111	95	59

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 9.

RELATED PARTY TRANSACTIONS

In conjunction with the consummation of the Transaction, as described in Note 1, a Canadian subsidiary of Domtar advanced $589 million to a Canadian subsidiary of Domtar Corporation and a U.S. subsidiary of Domtar advanced $60 million (US$60 million) to a U.S. subsidiary of Domtar Corporation to pay down indebtedness incurred in the Transaction. The Canadian advance is for five years, bears interest at a variable rate based on the Canadian prime rate and is repayable at any time. The U.S. advance is for five years, bears interest at a variable rate based on the U.S. prime rate and is repayable at any time.

Domtar Corporation’s Canadian and U.S. subsidiaries have advanced certain funds to Domtar’s Canadian and U.S. subsidiaries in the normal course of business to finance its short-term liquidity needs. Ris Paper Company, Inc., an indirect wholly-owned subsidiary of Domtar, purchases paper from Domtar Corporation under the same commercial terms as any other merchant who purchases paper from Domtar Corporation.

Domtar Corporation exchanges fees with Domtar for management fees related to services rendered such as Finance, Legal, Human Resources, etc. The management fee is charged at cost or at cost plus, depending on the nature of the service rendered. The management fee for the period from March 7, 2007 to September 30, 2007 is $5 million.

NOTE 10.

CONTINGENCIES

E.B. EDDY ACQUISITION

On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar in specified circumstances, Domtar may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at March 7, 2007, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, Domtar received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of $110 million as a result of the consummation of the Transaction described in Note 1. On June 12, 2007, an action was commenced by George Weston Limited against Domtar in the Superior Court of Justice of the Province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and seeking a purchase price adjustment of $110 million as well as additional compensatory damages. Domtar does not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intends to defend itself vigorously against any claims with respect thereto. However, Domtar may not be successful in the defense of such claims and if Domtar is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the liquidity, results of operations and financial condition.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 11.

SALE OF WOOD BUSINESS

On June 22, 2007, Domtar Corporation announced an agreement in principle to sell substantially all of the Wood business to the newly created Conifex Inc. for approximately $285 million including an estimated $50 million of working capital. The operations being sold consist of substantially all of the Domtar’s Wood business, except for the sawmills in Saskatchewan and some forestlands. The transaction is subject to governmental approval for the forest license transfers, regulatory approvals and customary closing conditions. The sale is expected to close before the end of the year.

Domtar has accepted, in principle, to extend its support by investing in Conifex Inc. an amount equal to the lesser of $35 million or a 19.9% participation, subject to the conclusion of a definitive agreement to its satisfaction.

Domtar will provide Conifex Inc. with transition services after the close, including information technology, human resources management and finance, for a period of 6 to 12 months following the consummation of the transaction.

On October 11, 2007, Domtar received a notice from Conifex Inc. purporting to terminate the June 2007 agreement. The alleged termination follows a written notice received by Domtar on October 1, 2007 from the Minister of Natural Resources and Wildlife (the “Minister”) for the province of Quebec purporting to revoke, effective as of September 14, 2007, Domtar’s forest licence rights relating to the Grand-Remous and Malartic sawmills included in the transaction, which are closed.

Domtar believes that the Minister’s action is unlawful and will vigorously defend its rights. On October 3, 2007, Domtar delivered a letter to the Minister demanding that the decision be revoked and the licenses be reinstated. On October 12, 2007, Domtar filed formal proceedings before the Quebec Superior Court to enforce its rights. Domtar also believes that the purported unilateral termination of the agreement by Conifex Inc. is invalid under the terms of the agreement. While the consent of the Minister to the transfer of Grand-Remous, Malartic and other forest license rights is a condition to the closing of the transaction, Conifex Inc. would only have the right to terminate the agreement on or after December 31, 2007 in the event that Domtar was not successful in challenging the Minister’s revocation of these license rights and obtaining such consent by that date. Domtar intends to vigorously enforce all of its rights under the agreement and continues to work diligently towards the closing of this transaction.

Domtar intends to use the net cash proceeds from the transaction to reduce the outstanding debt. At September 30, 2007, the assets and liabilities of the Wood business are accounted for as held and used in accordance with the CICA Handbook Section 3475: “Disposal of Long-Lived Assets and Discontinued Operations,” due to the uncertainty surrounding the closing of the transaction, mainly related to obtaining government approval and financing. Domtar does not expect to recognize a gain or loss from the sale upon closing.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 12.

SUBSEQUENT EVENT

On October 17, 2007, Domtar Corporation announced the commencement of exchange offers and proxy solicitations relating to the outstanding public debt.

Domtar Corporation is making offers to holders of Domtar’s outstanding U.S. dollar denominated 7.875% Notes due 2011, 5.375% Notes due 2013, 7.125% Notes due 2015 and 9.5% Debentures due 2016 (collectively, the “Domtar U.S. Notes”) to exchange any and all of such securities for an equal principal amount of Domtar Corporation’s newly issued notes of the corresponding series. In conjunction with such offers, Domtar Corporation is also soliciting consents to amendments to the indentures pursuant to which the Domtar U.S. notes were issued. The exchange offers and related consent solicitations will expire at midnight, New York City time, on November 14, 2007, unless extended.

Domtar is concurrently soliciting proxies from holders of the outstanding Canadian dollar denominated 10% Debentures due 2011 and 10.85% Debentures due 2017 (together, the “Domtar debentures”) for use at a meeting of holders of each series of such debentures, to be held on November 14, 2007, at which Domtar will seek the approval of such holders to amend the indenture pursuant to which such series of debentures were issued to provide Domtar Corporation with the right to acquire, at any time, all outstanding debentures of such series in consideration for the issuance of an equal principal amount of Domtar Corporation’s newly issued Canadian dollar denominated debt securities bearing interest at the same rate and maturing on the same date as the Domtar debentures which may be acquired by Domtar Corporation.

NOTE 13.

COMPARATIVE FIGURES

To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.